July 9, 2008



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Greenfield Online Inc.
	As of June 30, 2008

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing a decrease in beneficial ownership to less than 5% as of June 30, 2008 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:jgh
Enclosures

cc:	Office of the Corporate Secretary
	Greenfield Online Inc.
	21 River Road
	Wilton, CT  06897

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.   1  )*


	Greenfield Online Inc.

	(Name of Issuer)


	Common Stock par value $0.001 per share
	(Title of Class of Securities)


	395150105
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO.    395150105                              13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                            619,104
      BENEFICIALLY          6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    June 30, 2008                 7  SOLE DISPOSITIVE POWER
        BY EACH                           619,104
       REPORTING               8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             619,104

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              2.35%

12  TYPE OF REPORTING PERSON*

            IA
                  *SEE INSTRUCTION BEFORE FILLING OUT!
                                            Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		Greenfield Online Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           		21 River Road
		Wilton, CT  06897


Item 2(a) 	Name of Person Filing:

         		Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          		880 Carillon Parkway
          		St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          		Florida


Item 2(d) 	Title of Class of Securities:

          		Common Stock par value $0.001 per share


Item 2(e)	CUSIP Number:

          		395150105

Item 3    	Type of Reporting Person:

(e) Investment  Adviser  registered  under Section 203 of the
Investment Advisors Act of 1940


Page 3 of 5 Pages

Item 4   	Ownership as of June 30, 2008

         (a)  	Amount Beneficially Owned:

              	619,104 shares of common stock beneficially owned including:

                 					Number of Shares
             	 Eagle Asset Management, Inc.           619,104

          (b)  	Percent of Class:                    2.35%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)             	(ii)           		(iii)         		(iv)
              	                                			Deemed        		Deemed
              	Deemed         Deemed  		to have 		to have
              	to have           to have        		Sole Power   		Shared Power
              	Sole Power    Shared Power   		to Dispose    		to Dispose
              	to Vote or       to Vote or     		or to         		or to
              	to Direct         to Direct     		Direct the    		Direct the
              	to Vote            to Vote        		Disposition   		Disposition

Eagle Asset     619,104      	----           		619,104      		----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If  this  statement is being filed to report the  fact that as of the
		date hereof the reporting person has ceased to  be the  beneficial
		owner of more than five percent of the  class  of securities,
		check the following.

                                             							(__X__)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired
		in the ordinary course of business and were not	acquired for
		purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         		Signature


         	After  reasonable  inquiry  and  to  the  best  of  my knowledge
		and belief, I certify that the information set forth in this statement
		is true, complete and correct.

Date: July 9, 2008	             	EAGLE ASSET MANAGEMENT, INC.



                                   			__________________________________
                                   			Damian Sousa
                                  	 		Vice President
                                   			Chief Compliance Officer















Page 5 of 5 Pages